Exhibit 99.7

September 4, 2018

Richard D. Phillips

President and CEO of Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Dear Mr. Phillips:

As conveyed to your legal counsel, we will be separately sending to your legal counsel a merger agreement we are prepared to execute. Consistent with our prior proposal, you will see that our transaction would not be subject to a financing condition. In addition, while we do not believe there would be any regulatory impediments to promptly closing our transaction, we have included a regulatory break-up fee of $20 million — that is at the higher end of precedents and shows our confidence in obtaining regulatory clearance.

Your proposed merger with S.P. Richards has very significant regulatory uncertainty and risk, given that it is a horizontal merger to what would appear to be a monopoly. Moreover, there is no apparent remedy that could be undertaken that would allow for the transaction to close. Your agreement for the S.P. Richards merger does not provide you with any protection if it is blocked, and your own disclosures make it clear that you will not even know whether you can obtain regulatory approval until the end of the year. We believe that if your proposed transaction is blocked, Essendant’s stock could fall to below $5 a share — we would then be in a position to acquire Essendant for well below $11.50 a share.

Enclosed with this letter is an Investor Presentation that we filed today, which includes pages previously provided to you regarding our views concerning the value of your proposed merger with S.P. Richards. The Investor Presentation demonstrates that the market was right in valuing your proposed merger at below $10 a share — and that was before your more recent disclosures of the weakness in the operations and outlook for both you and S.P. Richards’ business.

We believe that our $11.50 offer already is far superior to your highly uncertain proposed merger, and would note that none of the information you have shared with us has changed our view on value. Nevertheless, in order to come to a negotiated transaction, we continue to be prepared to engage to see if we can reach agreement through a potential increase in price. However, in that context, it is important to recognize that the current trading prices for your stock are based on takeover speculation and unrealistic price expectations.

Staples, Inc.	500 Staples Drive, Framingham, MA 01702

Sincerely,

Staples, Inc.

/s/ Stefan Kaluzny
Stefan Kaluzny
Director

cc:	Charles K. Crovitz

Chairman of the Board of Directors of Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Enclosure

Staples, Inc.	500 Staples Drive, Framingham, MA 01702